UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Exclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		Pohang Special Welding Co., Ltd.
	B. Representative		Yoon, Tae-Han
	C. Main business		Production and sales of welding materials for plates and STS strategic steel grades
	A. Financial status of latest fiscal year (million KRW)	Total assets	8,391
		Total liabilities	1,216
		Total shareholders’ equity	7,175
		Capital stock	8,000

2. Shareholding ratio of subsidiary	Before exclusion	Shares held	400,000
		Shareholding ratio (%)	50.0
	After exclusion	Shares held	—
		Shareholding ratio (%)	—

3. Percentage of value of shares held to total assets	Before exclusion	Value of shares held (million KRW)	3,077.60
		Percentage in total assets (%)	0.0
	After exclusion	Value of shares held (million KRW)	—
		Percentage in total assets (%)	—

4. Total number of subsidiaries	Before exclusion		17
	After exclusion		16

5. Reasons for exclusion			Disposal of equity

6. Date of exclusion			December 20, 2022

7. Date of board resolution (decision date)			November 4, 2022

8. Other matters to be factored into investment decisions

•  Pohang Special Welding Co., Ltd. which is a subsidiary of POSCO HOLDING will change its status to sub-subsidiary. However, under the Fair Trade Act, its status as an affiliate of business group will be remained the same.

•  ‘Value of shares held’ after inclusion under 3. Percentage of value of shares held to total assets is disposal value on the contract.

•  ‘Percentage in total assets’ before and after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the share of the disposal value to the total assets of the financial statements of POSCO HOLDINGS after the Spin-off (on Quarterly Report of 1st quarter of 2022)

•  Above ‘6. Date of exclusion’ is the receive date of payment for the shares.

•  This disclosure is part of the transactions in which POSCO, a steel business subsidiary of POSCO HOLDINGS acquiring the shares of steel-related businesses previously owned by POSCO HOLDINGS in order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

ø Related disclosure	Important Notice of the Company Management (Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO) disclosed on November 4, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC. (Registrant)

Date: December 21, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah Title: Senior Vice President